SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                         Champion Healthcare Corporation
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    15850B104
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                Thomas E. Siegler
                       Donaldson, Lufkin & Jenrette, Inc.
                                  140 Broadway
                            New York, New York 10005
                                 (212) 504-4477
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                 April 12, 1996
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                  Check the following box if a fee is being paid with this
         Statement:  [ ]

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       DLJ Venture Capital Fund II, L.P.
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       WC
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                              0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                           0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                            37,606
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   37,606 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       Less than 1% -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       PN
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       DLJ Fund Associates II
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       New York
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                                     0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                                  0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                                   37,606
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                                     0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   37,606 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       Less than 1% -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       PN
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Sprout Growth, L.P.
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       WC
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                                    0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                                 0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                                  773,909
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                                    0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   773,909 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       4.5% -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       PN
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       DLJ Growth Associates
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       New York
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                              0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                           0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                            773,909
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   773,909 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       4.5% -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       PN
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Sprout Capital VI, L.P.
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       WC
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                                    0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                                 0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                                  1,170,111
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                                    0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,170,111 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.8%
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       PN
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Sprout Growth II, L.P.
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       WC
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                                    0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                                 0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                                  635,652
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                                    0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   635,652 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       3.7% -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       PN
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       DLJ Capital Corporation
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       WC
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                              0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                           2,681,971
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                            0
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,681,971 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       15.4% -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       CO
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       DLJ First ESC LLC
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       WC
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                                    0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                                 0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                                  1,969
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                                    0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,969 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       Less than 1% -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IV
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      DLJ LBO Plans Management Corporation
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                                    0
        NUMBER OF          -----------------------------------------------------
          SHARES             8.          SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   0
           EACH            -----------------------------------------------------
        REPORTING            9.          SOLE DISPOSITIVE POWER
       PERSON WITH
                                                    1,969
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                                    0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,969
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       Less than 1% -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       CO
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Donaldson, Lufkin & Jenrette Securities Corporation
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       WC
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                              0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                           0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                            101,512
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   101,512 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       Less than 1% -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       CO
================================================================================


#30133342.2

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Donaldson, Lufkin & Jenrette, Inc.
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                                    0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                                 0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                                  2,785,452
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                                    0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,785,452 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       16.0%
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       CO, HC
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Equitable Companies Incorporated
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                                    0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                                 0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                                  2,785,452
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                                    0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,785,452 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       16.0%
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       CO, HC
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       AXA
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                                    0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                                 0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                                  2,785,452
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                                    0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,785,452 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       16.0%
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       HC
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       FINAXA
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                              0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                           0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                            2,785,452
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,785,452
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       16.0%
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       HC
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       AXA Assurances I.A.R.D. Mutuelle
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                                    0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                                 0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                                  2,785,452
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                                    0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,785,452 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       16.0%
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IC
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       AXA Assurances Vie Mutuelle
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                                    0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                                 0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                                  2,785,452
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                                    0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,785,452 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       16.0%
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IC
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Uni Europe Assurance Mutuelle
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                              0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                           0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                            2,785,452
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,785,452 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       16.0%
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IC
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Alpha Assurances Vie Mutuelle
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                                    0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                                 0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                                  2,785,452
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                                    0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,785,452 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       16.0%
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IC
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Alpha Assurances I.A.R.D. Mutuelle
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                                    0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                                 0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                                  2,785,452
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                                    0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,785,452 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       16.0%
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IC
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Claude BeBeAr, as Voting Trustee
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                              0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                           0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                            2,785,452
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,785,452 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       16.0%
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IN
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Patrice Garnier, as Voting Trustee
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                                    0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                                 0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                                  2,785,452
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                                    0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,785,452 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       16.0%
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IN
================================================================================

                                  SCHEDULE 13D


- -----------------------------

CUSIP NO. 15850B104
- -----------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Henri de Clermont-Tonnerre, as Voting Trustee
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                                    0
                           -----------------------------------------------------
        NUMBER OF            8.          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                                 0
         OWNED BY          -----------------------------------------------------
           EACH              9.          SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                                  2,785,452
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                                    0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,785,452 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       16.0%
- --------------------------------------------------------------------------------
         14.           TYPE OF REPORTING PERSON

                       IN
================================================================================

                  This Amendment No. 3 ("Amendment") to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D dated December 15, 1994, as amended and restated by Amendment No. 1 filed on September 5, 1995 and as amended by Amendment No. 2 filed on January 19, 1996 by Donaldson, Lufkin & Jenrette, Inc. and others (the "Schedule 13D") relating to the shares of common stock, par value, $.01 per share (the "Shares") of Champion Healthcare Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not otherwise defined herein shall have the same meaning as set forth in the Schedule 13D.


ITEM 1.   SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

                  This Schedule 13D relates to the Shares of the Company, formerly named AmeriHealth, Inc. ("AmeriHealth"). The Company is the surviving corporation in the merger of Champion Healthcare Corporation, a Texas corporation ("Old Champion"), with and into AmeriHealth. The principal executive offices of the Company are located at 515 W. Greens Road, Suite 800, Houston, Texas 77067.

                  The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.


ITEM 4.           PURPOSE OF TRANSACTION

Item 4 to Schedule 13D is hereby amended and supplemented by inserting the following:

                  On April 12, 1996, the Company and certain holders of its securities (the "Participants"), including DLJ II, Growth, Sprout VI, Growth II, DLJCC, ESC, DLJSC and DLJ, entered into an Agreement in Contemplation of Merger (the "Participants Agreement"). On April 15, 1996, the Company and Paracelsus Healthcare Corporation, a California corporation ("Paracelsus"), announced that they had entered into an Agreement and Plan of Merger, dated as of April 12, 1996 (the "Merger Agreement"). The Merger Agreement provides for, among other things, the merger (the "Merger") of PC Merger Sub, Inc., a newly organized Delaware corporation and a wholly-owned subsidiary of Paracelsus, with and into the Company upon the terms and subject to the conditions contained in the Merger Agreement. The Merger Agreement contemplates that the Company will become a wholly-owned subsidiary of Paracelsus as a result of the following events.

Pursuant to the Merger Agreement, prior to the Merger each share of common stock of Paracelsus, no stated value per share ("Paracelsus Common Stock"), will be split into 67,156.513 shares of Paracelsus Common Stock, subject to adjustment for the cashless exercise on or before May 13, 1996 of certain outstanding warrants to purchase Shares. In the Merger, each Share (other than Shares owned by Paracelsus or the Company) will automatically be converted into one share of Paracelsus Common Stock and each share of Series C Preferred Stock (the "Series C Shares") and of Series D Preferred Stock, par value $.10 per share (the "Series D Shares") of the Company (other than shares owned by Paracelsus or the Company or by holders who perfect their appraisal rights under Delaware law) will automatically be converted into two shares of Paracelsus Common Stock.

                  In the Participants Agreement, certain Participants who are holders of the Company's Series C Shares or are holders of the Company's Series D Shares have, among other things, agreed with the Company to vote their respective Series C Shares and Series D Shares in favor of the Merger. Such
Participants beneficially own approximately 389,519 Series C Shares and 1,763,303 Series D Shares and together represented, as of the date of the Participants Agreement, approximately 25 percent of the total outstanding voting power of the Company entitled to vote on the Merger. Certain of the Reporting Persons beneficially own in the aggregate, 33,616 Series C Shares and 279,541 Series D Shares.

                  Also in the Participants Agreement, certain Participants who are holders of the Company's 11% Senior Subordinated Series D Notes (the "Series D Notes") or are holders of the Company's 11% Senior Subordinated Series E Notes (the "Series E Notes") have, among other things, agreed with the Company to amend certain terms of the Series D Note and Stock Purchase Agreement dated December 31, 1993, as amended (the "Series D Agreement"), and the Series E Note Purchase Agreement, dated May 1, 1995 (the "Series E Agreement"). As disclosed in Amendment No. 1 to the Schedule 13D, certain of the Reporting Persons hold Series D Notes.

                  Such Participants who are holders of Series D Notes have, among other things, agreed (i) to waive any rights to cause the Company to purchase from such holders the Series D Notes in the event of a change of control of the Company as described in the Series D Agreement and (ii) to surrender their Series D Notes for prepayment at a premium depending upon the year of such prepayment. Such Participants who are holders of Series E Notes have, among other things, agreed (i) to waive any rights to cause the Company to purchase from such holders the Series E Notes in the event of a change of control of the Company as described in the Series E Agreement and (ii) to surrender their Series E Notes for prepayment at a premium depending upon the year of such prepayment and upon whether warrants to purchase Shares are surrendered in connection with such prepayment.

                  Pursuant to the Participants Agreement, Participants who were holders of warrants to purchase Shares agreed as of the effective date of the Merger to the replacement of the Company with Paracelsus as a party to such warrants and the assumption by Paracelsus in the name, place and stead of the Company of the obligation to issue shares of Paracelsus Common Stock upon exercise of the warrants upon the same terms and conditions that had applied to the Company under such warrants. Certain of the Reporting Persons beneficially own in the aggregate, warrants to purchase 231,792 Shares.

                  Pursuant to the Participants Agreement, the D Stockholders Agreement will terminate as of the effective date of the Merger. As disclosed in Amendment No. 1 to the Schedule 13D, under the D Stockholders Agreement certain of the Reporting Persons have certain board nomination rights.

                  The Reporting Persons plan to instruct the Trustee to exercise all of their warrants prior to May 13, 1996, pursuant to the reduced exercise price provisions of the Recapitalization Agreement (filed as Exhibit
10.1 to this Schedule 13D). The Reporting Persons own in the aggregate warrants to purchase 231,792 Shares. Based upon the outstanding number of shares as of April 30, 1996 and the Shares issuable upon conversion of all outstanding shares of preferred stock as of April 30, 1996, after giving effect to the exercise of all of such warrants, the percentage beneifical ownership of Shares of each of the Reporting Persons would change by less than 0.1%.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended by deleting the last paragraph and inserting the following:

                  The Reporting Persons, in the aggregate, may be deemed to beneficially own 2,785,452 Shares, or approximately 16.0% of the Shares outstanding. The percentage of Shares outstanding reported as beneficially owned by each Reporting Person herein on the date hereof is based upon (a) the 12,022,912 Shares outstanding as of the close of business on April 30, 1996, (b) the conversion of all outstanding shares of Company preferred stock into 5,211,428 Shares, as stated by the Company, which shares of preferred stock have voting rights on all matters according to the number of Shares into which such preferred shares are convertible, and (c) the Shares deemed to be beneficially owned by each Reporting Person upon the exercise of warrants directly owned by such person.


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                  ISSUER

                  The response to Item 4 of this Amendment is incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following document is included as an exhibit hereto:

                  1. Agreement in Contemplation of Merger dated as of April 12, 1996.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 1996

                                            DLJ VENTURE CAPITAL FUND II,
                                            L.P.
                                            By:      DLJ Fund Associates II
                                                     General Partner


                                            By:      /s/ Thomas E. Siegler

                                                     Thomas E. Siegler
                                                     Attorney-in-Fact


                                            DLJ FUND ASSOCIATES II


                                            By:      /s/ Thomas E. Siegler

                                                     Thomas E. Siegler
                                                     Attorney-in-Fact


                                            SPROUT GROWTH, L.P.

                                            By:      DLJ Growth Associates
                                                     General Partner


                                            By:      /s/ Thomas E. Siegler

                                                     Thomas E. Siegler
                                                     Attorney-in-Fact


                                            DLJ GROWTH ASSOCIATES

                                            By:      DLJ Capital Corporation
                                                     General Partner


                                            By:      /s/ Thomas E. Siegler

                                                     Thomas E. Siegler
                                                     Secretary and Treasurer

                                            SPROUT CAPITAL VI, L.P.

                                            By:      DLJ Capital Corporation
                                                     General Partner


                                            By:      /s/ Thomas E. Siegler

                                                     Thomas E. Siegler
                                                     Secretary and Treasurer


                                            SPROUT GROWTH II, L.P.

                                            By:      DLJ Capital Corporation
                                                     General Partner


                                            By:      /s/ Thomas E. Siegler

                                                     Thomas E. Siegler
                                                     Secretary and Treasurer


                                            DLJ CAPITAL CORPORATION


                                            By:      /s/ Thomas E. Siegler

                                                     Thomas E. Siegler
                                                     Secretary and Treasurer


                                            DLJ FIRST ESC, L.L.C.

                                            By:      DLJ LBO Plans Management
                                                     Corporation Manager


                                            By:      /s/ Thomas E. Siegler

                                                     Thomas E. Siegler
                                                     Vice President

                                            DLJ LBO PLANS MANAGEMENT
                                            CORPORATION


                                            By:      /s/ Thomas E. Siegler

                                                     Thomas E. Siegler
                                                     Vice President


                                            DONALDSON, LUFKIN & JENRETTE
                                            SECURITIES CORPORATION


                                            By:      /s/ Thomas E. Siegler

                                                     Thomas E. Siegler
                                                     Senior Vice President


                                            DONALDSON, LUFKIN & JENRETTE,
                                            INC.


                                            By:      /s/ Thomas E. Siegler

                                                     Thomas E. Siegler
                                                     Senior Vice President


                                            EQUITABLE COMPANIES
                                            INCORPORATED


                                            By:      /s/ Joanne T. Marren

                                                     Joanne T. Marren
                                                     Senior Vice President and
                                                     Deputy General Counsel

                                            AXA
                                            MIDI PARTICIPATIONS
                                            FINAXA
                                            AXA ASSURANCES I.A.R.D.
                                            MUTUELLE
                                            AXA ASSURANCES VIE MUTUELLE
                                            UNI EUROPE ASSURANCE MUTUELLE
                                            ALPHA ASSURANCES VIE MUTUELLE
                                            ALPHA ASSURANCES I.A.R.D.
                                            MUTUELLE
                                            CLAUDE BeBeAR, as Voting
                                            Trustee
                                            PATRICE GARNIER, as Voting
                                            Trustee
                                            HENRI DE CLERMONT-TONNERRE, as
                                            Voting Trustee


                                            Signed on behalf of each of the
                                              above


                                            By:      /s/ Joanne T. Marren

                                                     Joanne T. Marren
                                                     Attorney-in-Fact

                                  EXHIBIT INDEX

                  1. Agreement in Contemplation of Merger dated as of April 12, 1996.

                                                                    EXHIBIT 1

                       CHAMPION HEALTHCARE CORPORATION
                      AGREEMENT IN CONTEMPLATION OF MERGER


                  THIS AGREEMENT IN CONTEMPLATION OF MERGER (the "Agreement"), dated as of April 12, 1996 by and among CHAMPION HEALTHCARE CORPORATION, a Delaware corporation (the "Company"), and the respective parties whose names and signatures appear on Schedule 1 of this Agreement (individually, a "Participant" and collectively, the "Participants").


                              W I T N E S S E T H:


WHEREAS, as of the date above, (i) Paracelsus Healthcare Corporation, a California corporation ("Paracelsus"), PC Merger Sub, Inc., a Delaware Corporation, and the Company, are entering into an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement"), providing for among other things, the merger of PC Merger Sub, Inc. with and into the Company with the Company being the surviving corporation (the "Merger") and setting forth certain representations, warranties, covenants and agreements of the parties thereto;

WHEREAS, in connection with the Merger the Company and the Participants who are parties to the following instruments wish to establish certain agreements concerning the Series D Note and Stock Purchase Agreement dated December 31, 1993, as amended (the "D Agreement") pursuant to which 11% Senior Subordinated Notes due December 31, 2003 (the "D Notes") were issued, detachable warrants to purchase common stock $.01 par value of the Company (the "Company Common Stock" and as to the warrants the "D Warrants") were issued and Series D Cumulative Convertible Preferred Stock $.01 par value (the "D Preferred") was issued, whereby the Participants who are holders of the D Notes will among other things, agree not to declare the D Notes due and payable;

WHEREAS, in connection with the Merger the Company and the Participants who are parties to the following instruments wish to establish certain agreements concerning the Series E Note Purchase Agreement dated May 1, 1995, as amended (the "E Agreement") pursuant to which the Series E 11% Senior Subordinated Notes due December 31, 2003 (the "E Notes") were issued, together with detachable warrants to purchase Company Common Stock (the "E Warrants"), whereby the Participants who are holders of the E Notes will among other things, agree not to declare the E Notes due and payable;

WHEREAS, in connection with the Merger the Company and the Participants who are holders of the Series C Cumulative Convertible Preferred Stock ("C Preferred") wish to establish certain agreements concerning the C Preferred whereby the Participants who are holders of the C Preferred will agree to vote such shares held by them in favor of the Merger; and

WHEREAS, in connection with the Merger the Company and the Participants who are holders of warrants to purchase Company Common Stock issued pursuant to the Note and Stock Purchase Agreement dated May 27, 1992, as the same have been amended and reissued as Replacement Agreement dated May 27, 1992, as the same have been amended and reissued as Replacement Warrants pursuant to the Agreement to Exchange and Amend Warrants dated April 29, 1993 as amended ("Replacement Warrants" and collectively with the D Warrants and the E Warrants, the "Warrants") wish to establish certain agreements concerning the Replacement Warrants.

NOW, THEREFORE, for good and sufficient consideration the receipt and adequacy of which is hereby acknowledged, with the following terms, conditions and covenants, the Company and the Participants hereby agree as follows:

                  1. Definitions. For the purposes of this Agreement the following terms shall have the following meanings:

                  1.1 "Effective Date of the Merger" shall mean the date on which the Merger is effective under Delaware law.

                  1.2 "Increased Applicable Rate" shall mean the greater of (i) the Applicable Rate (as such term is defined in the D Agreement and E Agreement as to the respective D Notes and E Notes) plus two percentage points (2%) or (ii) the rate per annum determined as of the business day immediately preceding the date on which the Applicable Rate is first increased pursuant to Section 2.4 hereof which is the average between the Salomon Brothers and Lehman Brothers High Yield BB Bond Indices most recently published and having a remaining average life to maturity (determined in accordance with standard financial practice) which is the same as the Notes (or if no such maturity is available in the Indexes an interest rate interpolated or extrapolated, as the case may be, from the two maturities closest to the Notes), plus two percentage points (2%). Once determined, the Increased Applicable Rate shall not change, except as provided in Section 2.4.

                  1.3 "Notes" shall mean the D Notes and E Notes.

                  1.4 "Parent Change in Control Event" shall mean (i) the sale, lease or transfer of all or substantially all of the Paracelsus Healthcare Corporation, a California corporation ("Parent")'s assets to any person or group (as such term is used in Section 13(d)(3) of the Exchange Act)

         (other than the Principal or his Related Parties both as defined in the public indenture of the Parent in effect on the date hereof), (ii) the liquidation or dissolution of the Parent, (iii) the acquisition by any person or group (as such term is used in Section 13(d)(3) of the Exchange Act) (other than the Principal and his Related Parties of a direct or indirect majority in interest (more than 50%) of the total voting power entitled to vote generally in the election of directors of the Parent or (iv) the Principal and his Related Parties beneficially own less, directly or indirectly, than 51% of the voting power of the voting stock of the Parent beneficially owned by the Principal directly or indirectly, on the date of the Indenture of the Parent in effect on the date hereof.

                  1.5 "Prepayment Rate" shall mean (i) 106% through the earlier of (x) the sixth month anniversary date of the Effective Date of the Merger or (y) January 31, 1997, and (ii) increasing by one percentage point (1%) at the beginning of each thirty (30) day period following the expiration of the period in (i), not to exceed 112% at any time.

                  1.6 "Qualified Debt Offering" shall mean a public offering of not less than $100,000,000 principal amount of indebtedness (i) having a final maturity more than one year from the date of issue thereof, and
         (ii) on terms and conditions reasonably customary in the public high yield debt market for instruments similar to such indebtedness at the time of such offering.

                  1.7 "Standstill Period" shall mean that period commencing upon the Effective Date of the Merger and ending on the Standstill Termination Date, unless sooner terminated in accordance with the terms of the Agreement.

                  1.8 "Standstill Termination Date" shall be the date on which there is the first to occur of (i) the business day immediately following completion by Paracelsus of a Qualified Debt Offering, (ii) there is a breach of any covenant of, or occurrence of a default or event of default under, the Series D Agreement or Series E Agreement by the Company or Paracelsus not waived by the terms hereof, (iii) there is a breach by the Company or Paracelsus of the terms of this Agreement, or (iv) there occurs a Parent Change in Control Event.

                  2. Waivers Under E Agreement and D Agreement. Subject at all times to the terms and conditions stated herein:

                  2.1 Series E Agreement. The Participants who are holders of E Notes agree, for themselves and for each subsequent transferee of E Notes, that with respect to the E Agreement:

                  (i)  the  option  granted  to the  holders  of the E Notes  in
         Article IV paragraphs C. and D. resulting from the occurrence of a Change in Control Event (as such term is defined in the E Agreement) in connection with the Merger is hereby waived during the Standstill Period (but not thereafter) and the period for the exercise of the option shall run from the date that notice is received by such holder that the Standstill Termination Date has occurred, until the 90th day following such receipt of notice, provided, however, that notwithstanding anything to the contrary herein or in the E Agreement, in the event that the Company defaults in its obligations to tender prepayment upon the exercise of such option, the E Notes shall bear interest at the Increased Applicable Rate as adjusted pursuant to
         Section 2.4 hereof, plus two percent (2%) compounded annually, or until such obligations are satisfied in full,

                  (ii) any breach or violation of Article V. paragraph J. resulting from the Merger is hereby waived during the Standstill Period (but not thereafter),

                  (iii) any breach or violation of Article V. paragraph AA resulting from the amounts which the holder of the D Notes may receive under Section 2.3 is hereby waived during the Standstill Period (but not thereafter),

                  (iv) the   definitions   of  "Bank   Agreement"   and  "Senior
         Indebtedness" in Article IX paragraph A are hereby amended to also include any indebtedness of a corporation which, directly or indirectly, owns all of the outstanding stock of the Company for which the Company is liable as a guarantor, which, and to the extent, such indebtedness had been incurred by the Company would be Senior
         Indebtedness, provided in no event shall the aggregate Senior Indebtedness under the E Agreement exceed $200,000,000, and

                  (v) any breach or violation of Article V, paragraph B, resulting from any distributions made on account of fractional shares or upon exercise of dissenters rights in connection with the Merger or as otherwise required by the terms of the Merger Agreement is hereby waived during the Standstill Period (but not thereafter).

                  2.2 Series D Agreement. The Participants who are holders of D Notes agree, for themselves and for each subsequent transferee of D Notes, that, with respect to the D Agreement:

                  (i)  the  option  granted  to the  holders  of the D Notes  in
         Article IV. paragraphs C. and D. resulting from the occurrence of a Change in Control Event (as such term is defined in the D Agreement) in connection with the Merger is hereby waived during the Standstill Period (but not thereafter) and the period for the exercise of the option shall run from the date that notice is received by such holder that the Standstill Termination Date has occurred, until the 90th day following such receipt of notice; provided, however, that notwithstanding anything to the contrary contained herein or in the D Agreement, in the event that the Company defaults in its obligations to tender prepayment upon the exercise of such option, the D Notes shall bear interest at the Increased Applicable Rate as adjusted pursuant to Section 2.4 hereof, plus two percent (2%) compounded annually, until such obligations are satisfied in full,

                  (ii) any breach or violation of Article V. paragraph J. resulting from the Merger is hereby waived during the Standstill Period (but not thereafter),

                  (iii) any breach or violation of Article V. paragraph Z resulting from the amounts which the holder of the E Notes may receive under Section 2.3 is hereby waived during the Standstill Period (but not thereafter),

                  (iv) the definitions of "Bank Agreement" and "Senior Indebtedness" in Article IX paragraph 9 are hereby amended to also include a corporation which, directly or indirectly, owns all of the outstanding stock of the Company, any indebtedness for which the Company is liable as a guarantor, which, and to the extent, such
         indebtedness   had  been  incurred  by  the  Company  would  be  Senior
         Indebtedness, provided in no event shall the aggregate Senior Indebtedness under the D Agreement exceed $200,000,000 and

                  (v) any breach or violation of Article V, paragraph B, resulting from any distributions made on account of fractional shares or upon exercise of dissenters rights in connection with the Merger or as otherwise required by the terms of the Merger Agreement is hereby waived during the Standstill Period (but not thereafter).

                  2.3 Prepayment Upon Qualified Debt Offering. At such time as Paracelsus completes a Qualified Debt Offering, the closing and funding of which occurs during the Standstill Period,

                           2.3.1 D Notes. The Participants who are holders of the D Notes shall, in lieu of any other rights provided for in Article IV of the D Agreement, be prepaid at the price determined in accordance with the provisions of Article IV. paragraph C.(b) of the D Agreement, provided, however, the applicable percentage as referenced in such
         Article IV. paragraph C.(b) shall be the Prepayment Rate during all periods and the holders of the D Notes shall not be required to surrender any Warrants for cancellation, and

                           2.3.2 E Notes. The Participants who are holders of the E Notes shall, in lieu of any other rights provided for in Article IV of the E Agreement, be prepaid at either of the following two amounts as each such Participant may elect, (i) the price determined in accordance with the provisions of Article IV. paragraph C.(b) of the E Agreement, provided, however, the applicable percentage as referenced in such Article IV. paragraph C.(b) shall be the Prepayment Rate during all periods and the holders of the E Notes shall not be required to surrender any Warrants for cancellation, or (ii) the price determined in accordance with the provisions of Article IV. paragraph C.(b) of the E Agreement, provided, however, the applicable percentage as referenced in such Article IV. paragraph C.(b) shall be 112.5% during all periods and the holders of the E Notes shall be required, as required by such section, to surrender Warrants for cancellation.

                           2.3.3 Payment of Interest. With respect to any prepayments of Notes under Sections 2.3.1 or 2.3.2, Paracelsus shall pay in cash accrued interest to and including the date of the prepayment of the Notes.

                  2.4 Increase in Applicable Rate. From and after the earlier of
         (i) July 31, 1997, or (ii) the first anniversary of the Effective Date of the Merger the Applicable Rate (as defined in the respective D Agreement and E Agreement) of each Note held by the Participants, shall without further action of the Participants be changed to the Increased Applicable Rate. From and after the Applicable Rate changing to the Increased Applicable Rate, and on each six month anniversary date thereafter, the Increased Applicable Rate shall increase by one-half percentage point (1/2%).

                  2.5 Parent Change in Control. From and after the Effective Date of the Merger the D Agreement and the E Agreement are amended such that the definition of Change of Control Event contained therein shall in addition include a Parent Change in Control Event.

                  3. Consent to Assumption of Warrants by Paracelsus. The Participants who are holders of the Warrants hereby agree as of the Effective Date of the Merger to the replacement of the Company with Paracelsus as a party to such Warrants and the assumption by Paracelsus in the name, place and stead of the Company of the obligation to issue shares of Paracelsus common stock upon exercise of the Warrants upon the same terms and conditions as currently apply to the Company under such Warrants, as amended, but subject to the anti-dilution provisions of such Warrants, and Paracelsus agrees as of the Effective Date of the Merger it will assume in the name, place and stead of the Company the obligations to issue shares of Paracelsus common stock upon the exercise of the Warrants upon the same terms and conditions as currently apply to the Company under such Warrants, as amended, but subject to the anti-dilution provisions of such Warrants, and in accordance with the Merger Agreement.

                  4. Termination of D Stockholders Agreement. As of the Effective Date of the Merger, the Company and each Participant, in every capacity to which they are a party to the D Stockholders Agreement, as amended agree such agreement shall be and it is hereby terminated.

                  5.   Conditions   to   Obligations   of   Participants.   Each
Participant's obligations and agreements contained herein is subject to the conditions contained in Sections 5.1, 5.2, 5.3, 5.4, 5.5, 5.6 and 5.7.

                  5.1 E Agreement Acceptance. The execution and delivery hereof to the Company by holders of E Notes who hold not less than 66.7% in the aggregate principal amount outstanding of the E Notes.

                  5.2 D Agreement Acceptance. The execution and delivery hereof to the Company by holders of D Notes who hold not less than 66.7% in the aggregate principal amount outstanding of the D Notes.

                  5.3 Representations of Company True and Correct. The representations and warranties contained in Section 6 hereof shall be true and correct on the date hereof and as of the Effective Date of the Merger.

                  5.4 Compliance with this Agreement. The Company and all other Participants shall have performed and complied in all material respects with all agreements, covenants and conditions contained herein and in any other document contemplated hereby or thereby which are required to be performed or complied with by the Company and all other Participants.

                  5.5 Proceedings. All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in form and substance to the Participants, and the Participants shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

                  5.6 Assumption and Guaranty by Paracelsus. Paracelsus shall on and as of the Effective Date of the Merger (i) guarantee, in form and substance reasonably satisfactory to the Participants who are holders of the Notes, the payment of the D Notes and E Notes. (The obligations of the Company under the D Notes and E Notes shall be subordinated to Paracelsus' senior indebtedness, and the foregoing guarantee shall be pari passu with Paracelsus' existing senior subordinated indebtedness),
         (ii) enter into an agreement, in
         form and substance reasonably satisfactory to the Participants, in favor of each of the Participants pursuant to which it agrees (a) to assume and perform all the obligations hereunder stated to be the obligations of Paracelsus, and (b) to use its reasonable best efforts to complete a Qualified Debt Offering on the Effective Date of the Merger or as soon thereafter as reasonably possible, subject to the terms of such Qualified Debt Offering being reasonably acceptable to it, (iii) enter into and deliver to such Participant if requested by a Participant, new warrants (the "New Warrants") in exchange for the Warrants, each of which New Warrants shall be for purchase of one share of Paracelsus common stock, and shall be in the same form and on the same terms and conditions, including provisions for the adjustment of the Exercise Price thereunder, as the Warrants being exchanged, (iv) enter into and deliver to each Participant who is a holder of the D Warrants a stock registration agreement, which stock registration agreement shall be in form and substance reasonably satisfactory to the holders of the D Warrants and in any event contain such terms as shall be customary in similar agreements, pursuant to which Paracelsus shall agree, upon the request of more than 50% of the outstanding Share Equivalents of the outstanding Restricted Securities attributable to the D Warrants (such terms having the same meaning as assigned thereto in the Series D Stock Registration Agreements dated as of December 31, 1993 as amended, (the "D Stock Registration Agreement") between the Company and the holders of the D Warrants, but with application to Paracelsus and the D Warrants), to effect once as to all Participants who are holders of D Warrants the registration of the Restricted Securities under the Securities Act of 1933, or any successor Federal statute, then in effect and the rules and regulations of the Securities and Exchange Commission, or successor entity, thereunder for disposition in accordance with the intended method of disposition stated in such request and pursuant to which Paracelsus will grant "piggyback-registration" rights substantially the same as contained in the Series D Stock Registration Agreements but with respect to the Restricted Securities attributable to the D Warrants, (v) enter into and deliver to each Participant who is a holder of the E Warrants a stock registration agreement, which stock registration agreement shall be in form and substance reasonably satisfactory to the holders of the E Warrants and in any event contain such terms as shall be customary in similar agreements, pursuant to which Paracelsus shall agree, upon the request of more than 50% of the outstanding Share Equivalents of the outstanding Restricted Securities attributable to the Warrants (such terms having the same meaning as assigned thereto in the Series E Stock Registration Agreements dated as of May 1, 1995 (the "E Stock Registration Agreement") between the Company and the holders of the E Warrants, but with application to Paracelsus and the E Warrants), to effect once as to all Participants who are holders of E Warrants the registration of the Restricted Securities under the Securities Act of 1933, or any successor Federal statute, then in effect and the rules and regulations of the Securities and Exchange Commission, or successor entity, thereunder for disposition in accordance with the intended method of disposition stated in such request and pursuant to which Paracelsus will grant "piggy-back registration" rights substantially the same as contained in the E Stock Registration Agreement but with respect to the Restricted Securities attributable to the E Warrants and
         (vi) enter into and deliver to each Participant who (A) is the Holder of Company Common Stock, C Preferred, D Preferred and/or Warrants and
         (B) immediately following the merger beneficially owns more than 1% of the outstanding shares of Paracelsus Common Stock (such beneficial ownership being calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended) ("Significant Holders"), a stock registration agreement, which stock registration agreement shall be in form and substance reasonably satisfactory to the Significant Holders and in any event contain such terms as shall be customary in similar agreements pursuant to which Paracelsus shall agree, upon the request of Significant Holders holding at least 25% of the Paracelsus Common Stock (on a fully diluted basis) held by all Significant Holders, to effect once as to all Participants who are Significant Holders the registration of the Paracelsus Common Stock (including shares issuable upon exercise of Warrants) held by the Significant Holders under the Securities Act of 1933, or any successor Federal statute, then in effect, and the rules and regulations of the Securities and Exchange Commission, or successor entity, thereunder for disposition in accordance with the intended method of disposition stated in such request and pursuant to which Paracelsus will grant "piggy-back-registration" rights but with respect to the Paracelsus securities held by Significant Holders. All of the registration rights agreements referenced above shall, among other things, obligate
         Paracelsus  to use its  best  efforts  to keep  any  such  registration
         statement   effective   for  at  least   120  days.   A   Participant's
         participation in any demand registration pursuant to any of the registration rights agreements contained in this Section 5.6 shall not preclude such Participant's participation in a demand registration pursuant to any other registration right which is set forth in this
         Section 5.6 or otherwise.

                  5.7 Execution of Merger Agreement. The Company, Paracelsus and PC Merger Sub., Inc. shall have executed the Merger Agreement in a form and with such terms that do not materially differ from those set forth in the form of Merger Agreement referenced in Section 6.1 hereof.

                  6.  Representations,  Covenants and Warranties of the Company.
The  Company  represents,   covenants  and  warrants  to  the  Participants  the
following:

                  6.1 Delivery of Merger Documents. The Company has delivered in substantially final form to each Participant the form of the Merger Agreement and the form of the Stockholder Agreement between Paracelsus and Dr. Krukemeyer (collectively, the "Draft Documents").

                  6.2 Commitment to Pursue Public Financing. Paracelsus shall use its best efforts to complete a Qualified Debt Offering on the Effective Date of the Merger or as soon thereafter as reasonably possible, subject to the terms and conditions thereof being reasonably acceptable to Paracelsus. The Company shall, prior to the Effective Date of the Merger, use its best efforts to cause Paracelsus to comply with the foregoing sentence.

                  6.3 Organization. The Company is a corporation duly organized and existing in good standing under the laws of the State of Delaware; each subsidiary having assets in excess of $100,000 or annual revenues in excess of $100,000 in any of its last two fiscal years, is duly organized and existing in good standing under the laws of the jurisdiction in which it is incorporated; and the Company has and each subsidiary has the corporate power to own its respective property and to carry on its respective business as now being conducted. The Company has duly executed and delivered this Agreement. As used in this agreement, the term "subsidiary" shall include any corporation which the Company owns directly or indirectly more than 50% of the stock thereof.

                  6.4 Qualification. The Company is and each of its subsidiaries are duly qualified and in good standing as a foreign corporation to do business in every jurisdiction where the character of the properties owned or leased by it or the nature of any business transacted by it makes such qualification necessary and where such nonqualification or lack of good standing would have a material adverse effect on the business of the Company and its consolidated subsidiaries taken as a whole.

                  6.5 Authorization and Power. The Company has taken all actions necessary to authorize it to enter into and perform its obligations under this Agreement and the other agreements referenced herein and to consummate the transactions contemplated hereby and thereby, subject only to the required stockholder approval of the Merger Agreement. The Company has full right, power and authority to execute and perform its obligations under the Agreement and the other agreements referenced herein and the Agreement and such agreements constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms.

                  6.6      Capital Stock.

                  6.6.1 As of April 1, 1996 the Company has authorized a total of 27,700,000 shares of its capital stock of all classes, consisting of 25,000,000 shares of Common Stock, 2,700,000 shares of Preferred Stock divided into the following classes: 500,000 shares of Series C Preferred Stock, and 2,200,000 shares of Series D Preferred Stock. As of March 25, 1996, 11,963,366 shares of Common Stock are issued and outstanding, 448,811 shares of Series C Preferred Stock are issued and outstanding, and 2,156,903 shares of Series D Preferred Stock are issued and outstanding. The Company holds no shares of its capital stock in its treasury. All of such outstanding shares have been validly issued and are fully paid and nonassessable. The Company has reserved such number of shares of Common Stock for issuance pursuant to such instruments or agreements as are set forth in Schedule 6.6 hereto.

                  6.6.2 None of the shares of the Company's capital stock outstanding on April 1, 1996 (i) were subject to preemptive rights when issued or (ii) provide the holders thereof with any preemptive rights with respect to any capital stock of the Company or any capital stock referred to in the immediately following subsection hereof.

                  6.6.3 Except as otherwise stated in this section or disclosed on Schedule 6.6 and except for shares reserved for issuance in connection with options and warrants outstanding on the date hereof, the Company has not granted or issued, or agreed to grant or issue, any options, warrants or similar rights to acquire or receive any of the authorized but unissued shares of its capital stock of any class or any securities convertible into shares of its capital stock of any class. As of the date hereof, no person holds of record or beneficially owns 5% or more of the outstanding shares of Company Common Stock (assuming conversion or exercise of all securities of the Company which are so exercisable or convertible into shares of Company Common Stock) except as set forth in Schedule 6.6 hereto. Schedule 6.6 sets forth as of the date hereof the exercise price or the conversion price, after taking into account any adjustments to such exercise price or conversion price required by the terms thereof (and assuming all holders of Warrants have executed this Agreement), of the C Preferred and D Preferred and the Warrants.

                  6.6.4 All shares of Company Common Stock issued and outstanding on the effective date hereof are listed for trading on the American Stock Exchange, Inc. ("AMEX"), and all shares of Company Common Stock, or Paracelsus common stock if after the Merger, issuable upon the exercise of the Warrants will be when issued, listed for trading on the AMEX or the New York Stock Exchange. All shares of common stock of Paracelsus held by a Participant and outstanding on the Effective Date of the Merger, including any shares of common stock of the Company received by the Warrant holders upon the exercise of their Warrants prior to the Effective Date of the Merger, will be registered securities under the Securities Act of 1933 and as to such Paracelsus shares received by the E Warrant holders upon the exercise of their Warrants prior to the Effective Date of the Merger, will be freely tradable thereafter.

                  6.7 Valid Issuance. All shares of Company Common Stock issued and outstanding are validly issued and fully paid and nonassessable.

                  6.8 Actions Pending. There is no action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries before any court, arbitrator or administrative or governmental body that (i) questions the validity of this Agreement, the Notes, the Warrants, the D Preferred, the shares of Company Common Stock or any action taken or to be taken pursuant hereto or thereto or (ii) except as disclosed in
         Schedule 6.8 that materially and adversely affects, or as to which there is a reasonable possibility of an adverse decision that would materially and adversely affect, either individually or collectively, the business, property, assets or condition of the Company and its consolidated subsidiaries taken as a whole. Neither the Company nor any subsidiary is in violation of any judgment, order, writ, injunction, decree, rule or regulation of any court or governmental department, commission, board, bureau, agency or instrumentality, the violation of which might, either individually or collectively, materially and adversely affect the business, property, assets or financial position of the Company and its consolidated subsidiaries taken as a whole. No action or determination is pending, or threatened with the AMEX with respect to the authority of the Company Common Stock to be listed for trading thereon. To the knowledge of the Company no action is pending or threatened against any Participant which relates to this Agreement or the transactions contemplated herein.

                  6.9 Outstanding Debt; No Default. Neither the Company nor any of its subsidiaries has outstanding any indebtedness except as set forth in the consolidated balance sheet of the Company and its consolidated subsidiaries as at December 31, 1995 or incurred since then in the normal course of business or as set forth in Schedule 6.9. There exists no monetary event of default and there exists no other event of default by the Company or any subsidiary under the provisions of any instrument evidencing indebtedness the effect of which would have a material adverse effect on the Company and its subsidiaries taken as a whole. Without limiting the generality of the foregoing, no Default or Event of Default under the E Agreement or the D Agreement

         (other than any Default or Event of Default waived by the terms hereof) has occurred and is continuing; and upon the consummation of the Merger, no Default or Event of Default under the E Agreement or the D Agreement (other than any Default or Event of Default waived by the terms hereof) shall have occurred and be continuing.

                  6.10 Title, Liens. The Company has, and each of its subsidiaries has, good and marketable title to its respective properties and assets reflected in the consolidated balance sheet of the Company and its consolidated subsidiaries as at December 31, 1995 (other than properties and assets disposed of in the ordinary course of business, equity interests owned by others in subsidiaries of the Company, the transfer of Autauga Medical Center and Autauga Health Care Center in exchange for Jordan Valley Hospital, and as set forth on
         Schedule 6.10) and except for property purchased under title retention transactions or capitalized leases. Neither the Company nor any subsidiary has pledged or mortgaged its assets to secure any indebtedness other than (i) to Banque Paribas, Agent under an amended and restated loan agreement dated as of May 31, 1995, as amended, (ii) to Health Care REIT, Inc. that was assumed with the acquisition of Psychiatric Healthcare Corporation, (iii) purchase money indebtedness,
         (iv) mortgages to secure the assets being acquired, (v) capital leases,
         (vi) deposits in the ordinary course or (vii) as otherwise disclosed to the Participants in any exhibit or schedule hereto.

                  6.11 Taxes. The Company has, and each of its subsidiaries has timely, filed all Federal, State and other income and payroll tax returns that, to the knowledge of the Company, are required to be filed, and each has paid all taxes as shown on said returns and on all assessments received by it to the extent that such taxes have become due except for taxes or assessments the payment of which is being contested in good faith by proper action and against which adequate accounting reserves are being maintained. The Company is not aware of any proposed tax assessment against it or any subsidiary and all tax liabilities are provided for with adequate reserves.

                  6.12 Governmental Consent. Except for the filing and clearance of the Company's proxy statement and Paracelsus' registration statement with the Securities and Exchange Commission in connection with the Merger and the filing and approval necessary under the Hart-Scott-Rodino Antitrust Improvements Act, neither the nature of the Company or of any subsidiary, nor any of their respective businesses or properties, nor any relationship between the Company or any subsidiary and any other person, nor any circumstance in connection with the consummation of the terms of this Agreement and the other agreements referred to herein, is such as to require any consent, approval or authorization of, or any notice to, or filing, registration or qualification with, any court or administrative or governmental body in connection with the execution and delivery of this Agreement.

                  6.13 Holding Company Status. Neither the Company nor any subsidiary is a "holding company," or a subsidiary or affiliate of a "holding company," or a "subsidiary company" of a "holding company," or a "public utility," within the meaning of the Public Utility Holding Company Act of 1935, as amended, or a "public utility" within the meaning of the Federal Power Act, as amended.

                  6.14 Investment Company Status. Neither the Company nor any subsidiary is an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or an "investment adviser" within the meaning of the Investment Advisers Act of 1940, as amended.

                  6.15 ERISA. All of the "employee pension benefit plans" within the meaning of Section 3(2) of ERISA which are maintained by or contributed to by the Company, any of its Subsidiaries or any ERISA Affiliate and which are intended to meet the requirements of Section 401(a) of the Code are disclosed in the Company's financial statements. Any such plan intending to qualify under Section 401(a) or 401(k) of the Code does so qualify. Neither the Company nor any of its subsidiaries nor any ERISA Affiliate maintains, contributes to or has contributed to a Multiemployer Plan or any other plan subject to Title IV of ERISA or Section 412 of the Code. All material employee benefit plans and arrangements covered by ERISA, maintained by or contributed to by the Company, any of its subsidiaries or any ERISA Affiliate are in substantial compliance with all applicable law, including any reporting requirements. Except as disclosed on Schedule 6.15, neither the Company nor any subsidiary has any liability with respect to retiree medical or death benefits or other benefits payable after termination of employment. Neither the Company, nor any of its subsidiaries nor any other person, including any fiduciary, has engaged in any transaction prohibited by Section 4975 of the Code or Section 406 of ERISA which could subject the Company or any of its subsidiaries or any person the Company or any of its subsidiaries have an obligation to indemnify to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

                  6.16 Financial Statements. (i) The Company has previously furnished the Participants the consolidated balance sheets of the Company and its consolidated subsidiaries as at December 31, 1995 and the related consolidated statements of income, stockholders' equity and cash flows of the Company and its consolidated subsidiaries for the fiscal year ended December 31, 1995, all certified by Coopers & Lybrand, including in each case the related schedules and notes.

                  (ii) Except as disclosed on Schedule 6.16, all such financial statements (including any related schedules and/or notes) have been prepared in accordance with generally accepted accounting principles consistently applied, except to the extent set forth in the notes to such financial statements, throughout the periods involved and to the extent required by such principles show all liabilities, direct and contingent, of the Company and its consolidated subsidiaries. Except as disclosed on Schedule 6.16, the balance sheets and the related schedules and notes fairly present on a consolidated basis the financial condition of the Company and its consolidated subsidiaries as at the respective dates thereof; and the statements of income and stockholders' equity and the related schedules and notes and the key operating indicators fairly present on a consolidated basis the results of the operations of the Company and its consolidated subsidiaries for the respective periods indicated.

                  (iii) Except as disclosed on Schedule 6.16, there have been no material adverse changes in the business, operations, property, assets, prospects, condition, financial or other, of the Company and its subsidiaries, on a consolidated basis, since December 31, 1995.

                  6.17 Broker's or Finder's Commissions. No broker's, finder's, advisor's or placement fee or commission will be payable with respect to the transactions contemplated hereby, and the Company will hold the Participants harmless from any claim, demand or liability for broker's, finder's, advisor's or placement fees or commissions alleged to have been incurred in connection with the transactions contemplated hereby. The Company will pay Donaldson Lufkin & Jenrette Securities Corporation an investment banking fee in connection with the Merger and a Qualified Debt Offering.

                  6.18 SEC Filing. The Company has timely filed all reports and schedules required to be filed by it pursuant to the Securities Exchange Act of 1934, as amended.

                  6.19 Compliance with Outstanding Agreements. Except as set forth in Schedule 6.19, the execution, delivery and performance by the Company of this Agreement and any other document contemplated hereby or thereby, including the Merger Agreement will not conflict with, or result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in the creation of any lien upon any of the properties or assets of the Company or any subsidiary pursuant to, or otherwise violate, any (a) instrument evidencing any indebtedness of the Company or any of its subsidiaries or any agreement relating thereto, or (b) any other agreement to which the Company or any of its subsidiaries is a party.

                  6.20 Disclosure. Neither this Agreement and the Schedule and Exhibits attached hereto nor any other document, certificate or statement furnished to any Participant by or on behalf of the Company in connection herewith, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein, in the light of the circumstances under which made, not misleading. Except as set forth in
         Schedule 6.20, there is no fact peculiar to the Company or its subsidiaries and known to the Company which materially adversely affects or in the future may (so far as the Company can now foresee) materially adversely affect the business, operations, property, assets, prospects, or condition, financial or other, of the Company and its subsidiaries, taken as a whole, which has not been set forth in this Agreement and the Schedules and Exhibits attached hereto or in the other documents described herein and furnished to each of the Participants by or on behalf of the Company in connection with the transactions contemplated hereby.

                  6.21 D Stockholders Agreement. At the Effective Date of the Merger the D Stockholders Agreement, as amended, shall no longer have any binding legal effect on any Participant who is a party thereto which will result in any liability to a Participant or otherwise restrict or encumber any shares of Paracelsus common stock any Participant receives under the terms of the Merger.

                  6.22 Notice. The Company shall provide each Participant (i) written notice of the Standstill Termination Date not more than two (2) business days thereafter and (ii) written notice of the closing and funding of a Qualified Debt Offering not less than three (3) business days prior thereto.

                  7.  Covenants of the Participants.

                  7.1 Agreement to Give Consents. The Participants who are holders of the Notes agree that upon, or immediately prior to, repayment in full of the Notes as herein provided, they will take or agree to take or give their consent to the amendment of any or all provisions of the D Agreement and E Agreement for which such action may be taken, as may be requested by Paracelsus or the Company; provided, however, that the Participants shall not be required, hereunder, to agree to take or give their consent to any such amendment which affects any provision which continues to be binding and effective notwithstanding the payment in full of any or all of the Notes held by a Participant, including without limitation, any and all provisions relating to indemnity and expense reimbursement; provided, further, that any consent or amendment effected pursuant to this Section 7.1 shall be deemed ineffective if either (i) any Participant's Notes are not repaid in full as herein provided, or (ii) any amounts paid on account of any Participant's Notes is recovered from such Participant as a result of any voidable preference or similar action or remedy.

                  7.2 Provide Notice to Transferees. Each Participant agrees that no assignment, transfer or other disposition of the D Notes or E Notes shall be made and any such assignment or transfer shall be without effect, without first providing any such transferee with a copy of this Agreement and obtaining a written agreement by such transferee to be bound by the terms hereof. The Participants agree that any D Note or E Note submitted to the Company for transfer may have a legend placed upon any such reissued Note giving notice of the requirement of this Section 7.2.

                  7.3 Agreement to Vote. Provided the definitive terms of the Merger Agreement do not change in any material respect, each
         Participant as to itself agrees that it will vote all shares of C Preferred and D Preferred, over which it has voting control, in favor of the Merger (provided such transaction is consummated on terms substantially identical to the terms set forth in the Draft Documents) at any meeting of stockholders called for that purpose.

                  7.4 Authority. Each Participant as to itself represents and warrants that it has the power and is authorized or otherwise duly qualified to execute this Agreement.

                  7.5 Participant Share Ownership. Each Participant represents and warrants to the Company and each other that they have the right to vote not less than the number of the shares of C Preferred and D Preferred Stock set forth beside their name on Schedule 7.3. Nothing herein shall prevent a Participant from transferring or otherwise disposing of any of such share holdings provided any transferee agrees in writing to be bound by the terms hereof.

                  8. Termination. The Company may terminate this Agreement at anytime for any reason on or before the Effective Date of the Merger. This Agreement shall terminate if the Effective Date of the Merger does not occur on or before December 31, 1996.

                  9.  Miscellaneous.

                  9.1 Limitation on Waiver During  Standstill.  The  amendments, waivers and other agreements of the Participants
         granted  herein  are   conditioned   upon  and  limited  to  the  terms
         specifically contained herein and no other or further waiver or amendment is granted or implied. All other provisions of the D
         Agreement and E Agreement, the Notes and Warrants shall remain in effect.

                  9.2 Waiver of Notice and Consent to Transactions. The Company and the Participants, as to those agreements to which each may be a party, hereby waive any notice provision in any of the agreements the amendment or waiver with respect thereto that would otherwise be required in respect of the transactions contemplated by this Agreement and the Exhibits and Schedules hereto.

                  9.3 Transaction Expenses. The Company agrees, whether or not the transactions hereby contemplated shall be consummated, to pay, and save the Participants harmless against liability for the payment of, all out-of-pocket expenses arising in connection with (but not from) the execution and delivery of this Agreement and the other agreements, amendments, waivers and consents contemplated herein, limited to the reasonable fees and expenses of (i) Chapman and Cutler as counsel to the holders of the E Warrants and E Notes, (ii) Rudnick & Wolfe, as counsel to the holders of the D Notes, (iii) Sonnenschein Nath & Rosenthal, as counsel to the holders of the D Preferred and D Warrants. The agreement of the Company contained in this Section 9.3 shall survive any termination of this agreement whether in accordance with its terms or by operation of law.

                  9.4 Survival of Representations and Warranties. All representations and warranties contained herein or made in writing by the Company and the Participants in connection herewith shall survive the execution and delivery of this Agreement.

                  9.5 Successors and Assigns. All covenants and agreements in this Agreement contained by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors, assigns, or transferees of any D Note, D Warrant, D Preferred, E Note, E Warrant, or C Preferred by the parties hereto whether so expressed or not; provided, that the Company may not assign any of its rights, duties or obligations under this Agreement, except as may be specifically provided for herein or with the Participants' written consent.

                  9.6 Notices. All notices and other communications provided for or given or made hereunder shall be in writing and shall be effective when received upon the earlier of: (i) by hand or by first class mail (or registered mail, if required), (ii) by electronic facsimile transmission, (iii) by courier or (iv) actual receipt if to the Participants at their address set forth on Schedule 1 hereto, to transferees of the Participants at their address set forth in the records of the Company or the transfer agent of the Company, and if to the Company or after the Merger to Paracelsus, at 515 W. Greens Road, Suite 800, Houston, Texas 77067, or to such other address with respect to any such party as such party shall give notice in writing.

                  9.7 Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of Delaware without regard to its conflict of law provisions. This Agreement may not be amended, and neither the Company nor, following the Merger, Paracelsus may take any action herein prohibited, or omit to perform any act herein required to be performed by it, unless the written consent to such amendment, action or omission to act is given by (i) the Company, (ii) the holder or holders of at least two-thirds of the aggregate principal amount of the D Notes at the time outstanding, (iii) the holder or holders of at least two-thirds of the aggregate principal amount of the E Notes at the time outstanding and (iv) following the Merger, Paracelsus; provided, however, that without the written consent of the holder of Notes currently held by Participants which are at the time outstanding, no amendment to this Agreement shall change the principal of, or the rate or time of payment of interest or any premium payable with respect to, any Note, or affect the time or amount of any required prepayments or modify the subordination provisions in a manner adverse to the holders of Notes, or change the transfer restrictions with respect to the Notes, or reduce the proportion of the principal amount of the Notes required with respect to any consent.

                  9.8 Headings. The descriptive headings of the several sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

                  9.9 Gender and Number. Whenever the context of this Agreement requires, the gender of all words herein shall include the masculine, feminine and neuter, and the number of all such words herein shall include the singular and plural.

                  9.10 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, all of which shall be deemed but one and the same instrument and each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.


                                         CHAMPION HEALTHCARE CORPORATION


                                         /s/ James G. VanDevender
                                         -------------------------
                                         James G. VanDevender
                                         Executive Vice President

                 [Participants' signatures appear on Schedule 1]

                                   SCHEDULE I
              PARTICIPANTS TO AGREEMENT IN CONTEMPLATION OF MERGER




                                         FRONTENAC VI LIMITED PARTNERSHIP

                                         By:  Frontenac Company,
                                              its General Partner


                                         By:  /s/ Laura P. Pearl
                                              ------------------
                                              Laura P. Pearl
                                              Title: General Partner



                                         FRONTENAC DIVERSIFIED III LIMITED
                                         PARTNERSHIP

                                         By:  Frontenac Company,
                                              its General Partner


                                         By:  /s/ Laura P. Pearl
                                              ------------------
                                              Laura P. Pearl
                                              Title: General Partner



                                         EQUITY-LINKED INVESTORS, L.P.

                                         By:  Rohit M. Desai Associates
                                              its General Partner


                                         By:  /s/ Frank J. Pados, Jr.
                                              -----------------------
                                              Name:  Frank J. Pados, Jr.
                                              Title: Attorney-in-Fact



                                         EQUITY-LINKED INVESTORS-II

                                         By:  Rohit M. Desai Associates-II
                                              its General Partner


                                         By:  /s/ Frank J. Pados, Jr.
                                              -----------------------
                                              Name:  Frank J. Pados, Jr.
                                              Title: Attorney-in-Fact

                                   SCHEDULE I
              PARTICIPANTS TO AGREEMENT IN CONTEMPLATION OF MERGER


                                         OLYMPUS PRIVATE PLACEMENT FUND,
                                         L.P.

                                         By:  OGP Partners, L.P.
                                              its General Partner


                                         By:  /s/ James A. Conroy
                                              -------------------
                                              James A. Conroy
                                              Title:  General Partner of the
                                                      General Partner



                                         EQUUS II INCORPORATED


                                         By:  /s/ Nolan Lehmann
                                              -----------------
                                              Nolan Lehmann, President



                                         EQUUS CAPITAL PARTNERS


                                         By:  /s/ Equus Capital Corporation
                                              -----------------------------
                                              Its General Partner


                                         By:  /s/ Nolan Lehmann
                                              -----------------
                                              Nolan Lehmann, President


                                         WPG CORPORATE DEVELOPMENT
                                         ASSOCIATES III, L.P.

                                         By:  WPG CDA III, L.P.


                                         By:  /s/ Peter B. Pfister
                                              --------------------
                                              Peter B. Pfister
                                              Title: General Partner

                                   SCHEDULE I
              PARTICIPANTS TO AGREEMENT IN CONTEMPLATION OF MERGER



                                         WPG CORPORATE DEVELOPMENT
                                         ASSOCIATES III (OVERSEAS), LIMITED


                                         By:  /s/ Robin Jarvis
                                              ----------------
                                              Robin Jarvis
                                              Title: Director



                                         RFE CAPITAL PARTNERS, L.P.


                                         By:  Norcon Associates
                                              its General Partner


                                         By:  /s/ James A. Parsons
                                              --------------------
                                              James A. Parsons
                                              Title: General Partner



                                         RFE INVESTMENT PARTNERS IV, L.P.
                                         By:  RFE Associates IV, L.P.
                                              Its General Partner


                                         By:  /s/ Michael Foster
                                              -------------------
                                              Michael J. Foster
                                              Title: General Partner



                                         WILLIAM BLAIR VENTURE PARTNERS III

                                         By: William Blair Venture
                                             Management, its General Partner


                                         By:  /s/ Gregg S. Newmark
                                              --------------------
                                              Gregg S. Newmark
                                              Title: General Partner

                                   SCHEDULE I
              PARTICIPANTS TO AGREEMENT IN CONTEMPLATION OF MERGER


                                          KELLY E. CURRY LIVING TRUST dated
                                          December 9, 1993 L.P.


                                          By:  /s/ Kelly E. Curry
                                               ------------------
                                               Kelly E. Curry, Trustee



                                         JOHN HANCOCK VENTURE CAPITAL FUND
                                         LIMITED PARTNERSHIP II
                                         FRONTENAC VI LIMITED PARTNERSHIP

                                         By:  Back Bay L.P.
                                              its General Partner

                                         By:  John Hancock Venture Capital
                                              Management, Inc.


                                         By:  /s/ Carol Anderson
                                              ------------------
                                              Carol Anderson
                                              Title: Authorized Officer



                                         HANCOCK VENTURE PARTNERS III L.P.

                                         By:  Back Bay L.P.
                                              its General Partner

                                          By: John Hancock Venture Capital
                                              Management, Inc.

                                          By:  /s/ Carol Anderson
                                               ------------------
                                              Carol Anderson
                                              Title: Authorized Officer



                                         BAKER, FENTRESSE & COMPANY

                                         By:  /s/ Scott E. Smith
                                              ------------------
                                              Scott E. Smith
                                              Title:  Vice President
                                                      its General Partner

                                   SCHEDULE I
              PARTICIPANTS TO AGREEMENT IN CONTEMPLATION OF MERGER

                                         ORACLE PARTNERS, L.P.


                                         By:_______________________________
                                            Name:  Larry N. Feinberg
                                            Title: General Partner


                                         BAHRAIN INTERNATIONAL BANK E.C.


                                         By:  /s/ William Khouri
                                            ---------------------------
                                            Name: William Khouri
                                            Title: Assistant General Manager



                                         BANK OF AMERICA ILLINOIS


                                         By:  /s/ Ford S. Bartholow
                                            ---------------------------
                                            Ford S. Bartholow
                                            Title: Managing Director

 /s/ Ford S. Bartholow, As Attorney-in-Fact
- -------------------------------------------
     Christopher J. Perry



 /s/ Robert F. Perille
- ---------------------------
     Robert F. Perille



 /s/ Ford S. Bartholow, As Attorney-in-Fact
- -------------------------------------------
     M. Ann O'Brien



 /s/ Ford S. Bartholow
- ----------------------
     Ford S. Bartholow

                                   SCHEDULE I
              PARTICIPANTS TO AGREEMENT IN CONTEMPLATION OF MERGER





 /s/ Jeffrey M. Mann
- ---------------------
     Jeffrey M. Mann



 /s/ Matthew W. Clary
- ---------------------
     Matthew W. Clary



 /s/ Ford S. Bartholow, As Attorney-in-Fact
- -------------------------------------------
     Thomas E. Van Pelt, Jr.


                                     VIRGINIA RETIREMENT SYSTEMS L.P.


                                     By:  /s/ W.H. Leighty
                                        ---------------------------
                                     Name:  William H. Leighty
                                     Title: Director





                                          /s/ Ronald R. Patterson
                                          ---------------------------
                                              RONALD R. PATTERSON


                                          /s/ Wesley Lang
                                          ---------------------------
                                              WESLEY W. LANG, JR.


                                          /s/ Matthew M. Meehan
                                          ---------------------------
                                              MATTHEW M. MEEHAN

                                   SCHEDULE I
              PARTICIPANTS TO AGREEMENT IN CONTEMPLATION OF MERGER





                                           /s/ Theodore Stolberg
                                           ---------------------------
                                               THEODORE STOLBERG



                                           /s/ Ralph J. Watts
                                           ---------------------------
                                               RALPH J. WATTS



                                           /s/ David Wertheimer
                                           ---------------------------
                                               DAVID WERTHEIMER



                                           /s/ William F. Geiger
                                           ---------------------------
                                               WILLIAM F. GEIGER



                                           /s/ Rapheal A. Luccasen, Jr.
                                           ---------------------------
                                               RAPHEAL A. LUCCASEN, JR.



                                           /s/ C. David Rhoton
                                           ---------------------------
                                               C. DAVID RHOTON




                                           ---------------------------
                                             KATHY A. CONNOR

                                   SCHEDULE I
              PARTICIPANTS TO AGREEMENT IN CONTEMPLATION OF MERGER






                                           SPROUT GROWTH II, L.P.


                                           By: DLJ CAPITAL CORPORATION
                                               its Managing General Partner

                                           By:  /s/ Janet A. Hickey
                                              ---------------------------
                                              Janet A. Hickey
                                              Title:  Attorney-in-Fact


                                           SPROUT CAPITAL VI, L.P.


                                           By: DLJ CAPITAL CORPORATION
                                               its Managing General Partner

                                           By: /s/ Janet A. Hickey
                                              ---------------------------
                                              Janet A. Hickey
                                              Title:  Attorney-in-Fact


                                           SPROUT GROWTH, L.P.


                                           By: DLJ CAPITAL CORPORATION
                                               its General Partner

                                           By:  /s/ Janet A. Hickey
                                              ---------------------------
                                              Janet A. Hickey
                                              Title:  General Partner


                                           VENTURTECH II LIMITED PARTNERSHIP


                                           By:  /s/ Carl J. Matthews
                                              ---------------------------
                                              Carl J. Matthews
                                              Title:  Managing Director

                                   SCHEDULE I
              PARTICIPANTS TO AGREEMENT IN CONTEMPLATION OF MERGER





                                            /s/ Thomas M. Rodgers, Jr.
                                            ---------------------------
                                            THOMAS M. RODGERS, JR.


                                           DLJ FIRST ESC L.L.C.
                                           By:  DLJ LBO Plans Management
                                                Corporation
                                                Its Manager


                                           By:  /s/ Robert E. Diemar, Jr.
                                              ---------------------------
                                              Robert E. Diemar, Jr.
                                              Title:  Authorized Signator


                                           DONALDSON, LUFKIN & JENRETTE, INC.


                                           By:  /s/ Robert E. Diemar, Jr.
                                              ---------------------------
                                              Robert E. Diemar, Jr.
                                              Title:  Authorized Signator


                                           DLJ SECURITIES CORPORATION


                                           By:  /s/ Robert E. Diemar, Jr.
                                              ---------------------------
                                              Robert E. Diemar, Jr.
                                              Title:  Authorized Signator


                                           DLJ CAPITAL VENTURE FUND II, L.P.
                                               By:  DLJ Fund Associates II
                                                    Its General Partner

                                           By:  /s/ Janet A. Hickey
                                              ---------------------------
                                              Janet A. Hickey
                                              Title: General Partner

                                   SCHEDULE I
              PARTICIPANTS TO AGREEMENT IN CONTEMPLATION OF MERGER




                                         DLJ CAPITAL CORPORATION


                                         By:  /s/Robert E. Diemar, Jr.
                                            ---------------------------
                                            Robert E. Diemar, Jr.
                                            Title:  Authorized Signator

                                          Robert E. Diemar, Jr.
                                          *W. Patrick McMullan
                                          *Vanessa J. Burgess
                                          *Stephen J. Ketchum
                                          *Evan B. Rattner
                                          *Kenneth A. Tucker
                                          *James D. Hann & Bonnie J. Hann JT Ten
                                          *Hoyt Davidson
                                          *Howard S. Rimerman
                                          *Matthew Sirovich
                                          *Nicole Sinek Arnaboldi &
                                           Leo Peter Arnaboldi, III
                                          *Paul B. Queally
                                          *Sabin C. Streeter
                                          *John J. Veatch, Jr.
                                          *Keith B. Geeslin
                                          *Jon Stone
                                          *Janet H. Tague
                                          *Robert Finzi
                                          *J. Kent Sweezey
                                          *Larry E. Reeder
                                          *Warren C. Woo
                                          *Michael K. Hooks
                                          *Sean Deson
                                          *David L. Dennis
                                          *James T. Sington

                                   SCHEDULE I
              PARTICIPANTS TO AGREEMENT IN CONTEMPLATION OF MERGER




                                           *Colin R. Knudsen
                                           *J. Brien Mullen &
                                            Elizabeth H. Mullen JT Ten
                                           *Ralph L. DeGroff, Jr.
                                           *Thomas G. McGonagle


                                              *By:  /s/ Robert E. Diemar, Jr.
                                                  ---------------------------
                                                  Robert E. Diemar, Jr.
                                                  Pursuant to Irrevocable
                                                  Proxy and Power of
                                                  Attorney


                                            THE LINCOLN NATIONAL LIFE INSURANCE
                                            COMPANY

                                            By:  Lincoln National Investment
                                                 Management Company, Its
                                                 Attorney-In-Fact


                                            By:  /s/ William Holm, Jr.
                                               ---------------------------
                                               Its: Vice President


                                            SECURITY-CONNECTICUT LIFE INSURANCE
                                            COMPANY

                                            By:  Lincoln National Investment
                                                 Management Company, Its
                                                 Attorney-In-Fact


                                            By:  /s/ William Holm, Jr.
                                               ---------------------------
                                               Its: Vice President


                                            LINCOLN NATIONAL INCOME FUND, INC.


                                            By:  /s/ David C. Fischer
                                               ---------------------------
                                               Its President

                                   SCHEDULE I
              PARTICIPANTS TO AGREEMENT IN CONTEMPLATION OF MERGER




                                             THE NORTHWESTERN MUTUAL LIFE
                                             INSURANCE COMPANY


                                             By:  /s/ J. Thomas Christofferson
                                                ---------------------------
                                                 Its: Vice President


                                             INDOSUEZ CAPITAL FUNDING I, LIMITED
                                             (Beneficial Owner, held in nominee
                                             name OBIE & CO.)


                                             By:  /s/ J. G. Popp
                                                ---------------------------
                                                John G. Popp, Its Collateral
                                                  Manager


                                             INDOSUEZ HIGH YIELD PARTNERS


                                             By:  /s/ J. G. Popp
                                                ---------------------------
                                                John G. Popp, Its Partner


                                             VOTING TRUSTEE:
                                             FIRST INTERSTATE BANK OF
                                             CALIFORNIA, Trustee


                                              /s/ Supranee Krausz
                                              ---------------------------
                                              By: Supranee Krausz
                                              Title: Assistant Vice President

                                   SCHEDULE I
              PARTICIPANTS TO AGREEMENT IN CONTEMPLATION OF MERGER




                                             INDOSUEZ CAPITAL ASSET ADVISORS,
                                             INC.


                                             By:  /s/ J.G. Popp
                                                ---------------------------
                                                John G. Popp, Its President


                                             INDOSUEZ CAPITAL FUNDING II,
                                             LIMITED (Beneficial Owner, held in
                                             nominee name OBIE & CO.)


                                             By:  /s/ J.G. Popp
                                                ---------------------------
                                                John G. Popp, Its Portfolio
                                                Advisor